UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the period ended:  May 2, 2005

COMMISSION FILE NUMBER: 0-22216

CANADIAN ZINC CORPORATION

 (Exact name of Registrant as specified in its charter)

Suite 1202 – 700 West Pender Street

Vancouver, British Columbia

Canada V6C 1G8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F

[ X ]

Form 40-F

[     ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 13g3-2(b) under the Securities Exchange Act of 1934.

Yes

[     ]

No

[ X ]

If ‘Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CANADIAN ZINC CORPORATION

Suite 1202 – 700 West Pender Street

Vancouver, British Columbia V6C 1G8

NOTICE OF MEETING

AND

INFORMATION CIRCULAR

For

The Annual General Meeting of Shareholders

To be Held on

Wednesday, June 15, 2005

CANADIAN ZINC CORPORATION

Suite 1202 – 700 West Pender Street

Vancouver, British Columbia V6C 1G8

NOTICE OF MEETING

TO:

The Shareholders of Canadian Zinc Corporation

NOTICE IS HEREBY GIVEN THAT an annual general meeting (the "Meeting") of the shareholders of Canadian Zinc Corporation (the "Company") will be held at 10th Floor, 595 Howe Street, Vancouver, British Columbia on Wednesday, June 15, 2005, at the hour of 10:00 a.m., Vancouver time, for the following purposes:

1.

To receive and consider the report of the directors and the financial statements of the Company together with the auditor's report thereon for the financial year ended December 31, 2004;

2.

To determine the number of directors at seven (7);

3.

To elect directors for the ensuing year;

4.

To appoint the auditor for the ensuing year;

5.

To authorize the directors to fix the remuneration to be paid to the auditor; and

6.

To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this notice.  Also accompanying this notice is a form of proxy and a supplemental mailing return card.  Any adjournment of the Meeting will be held at a time and place to be specified at the Meeting.

Only holders of common shares of record at the close of business on May 2, 2005 will be entitled to receive notice of and vote at the Meeting.  If you are unable to attend the Meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying  this notice.

DATED this 5th day of May, 2005

BY ORDER OF THE BOARD OF DIRECTORS

(Signed)
John F. Kearney Chairman, President and Chief Executive Officer

If you are a non-registered shareholder of the Company and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary.  Failure to do so may result in your shares not being eligible to be voted by proxy at the Meeting.

CANADIAN ZINC CORPORATION

Suite 1202 – 700 West Pender Street

Vancouver, British Columbia V6C 1G8

INFORMATION CIRCULAR

(As at May 2, 2005 except as otherwise indicated)

This information circular is furnished in connection with the solicitation of proxies by the management of Canadian Zinc Corporation (the "Company") for use at the annual general meeting of the Company to be held on June 15, 2005 and at any adjournments thereof (the "Meeting").  The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Company.  The cost of solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the shareholder's proxyholder.  The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or directors of the Company (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form.  A proxyholder need not be a shareholder.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised.  In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by his attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.  The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting.  Only registered shareholders have the right to revoke a proxy.  Non-Registered Holders who wish to change their vote must, at least seven (7) days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.

VOTING BY PROXY

Common shares of the Company represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the shareholder on any ballot that may be called for.

If no choice is specified and one of the Management Proxyholders is appointed by a shareholder as proxyholder, such person will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting.  At the date of this information circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company's registrar and transfer agent, Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are "non-registered" shareholders because the common shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the common shares.  More particularly, a person is not a registered shareholder in respect of common shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the common shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant.  In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the notice of meeting, this information circular and the proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to Computershare Trust Company of Canada as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow.  Typically, the proxy authorization form will consist of a one page pre-printed form.  Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information.  In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the common shares which they beneficially own.  Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

In addition, Canadian securities legislation now permits the Company to forward meeting materials directly to “Non-Objecting Beneficial Owners” (NOBOs).  As a result non-objecting beneficial owners can expect to receive a scannable Voting Instruction FORM (VIF) from Computershare.  These VIFs are to be completed and returned to Computershare in the envelope provided or by facsimile.  In addition, Computershare provides both telephone voting and internet voting as described on the VIF itself which contain complete instructions.  Computershare will tabulate the results of the VIFs received from  non objecting beneficial owners and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive. If the Company or its agent has sent these materials directly to you (instead of through a nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the nominee holding on your behalf.  By choosing to send these materials to you directly, the Company (and not the nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, to the knowledge of the management of the Company, since the beginning of the Company's last financial year,  no director or executive officer of the Company nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of  common shares without par value, of which as at May 2, 2005, the record date for the Meeting, 69,783,755 common shares were issued and outstanding. The holders of common shares are entitled to one vote for each common share held.  Holders of common shares of record at the close of business on May 2, 2005 will be entitled to receive notice of and vote at the meeting.  The Company has only one class of shares.

To the knowledge of management of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to the common shares of the Company.

ELECTION OF DIRECTORS

At the meeting, shareholders will be asked to elect seven (7) directors (the "Nominees").  The following table provides the names of the Nominees and information concerning them.  The specified persons in the enclosed form of proxy intend to vote for the election of the Nominees.  Management does not contemplate that any of the Nominees will be unable to serve as a director.  Each director of the Company holds office until the next annual meeting of shareholders or until his successor is elected or appointed.

Name, Province or State and Country of Ordinary Residence and Position Held with the Company	Principal Occupation During Preceding Five Years	Date First Became Director of the Company	Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised (1)
Robert Gayton(4) British Columbia, Canada Director	Chartered accountant/financial consultant; Director of several public companies, including, Western Silver Corp., Bema Gold Corp., Intrinsyc Software, Northern Orion Resources and Nevsun Resources.	May 2000	12,500 common shares
John F. Kearney(2) Ontario, Canada Chairman, President, Chief Executive Officer and Director	Chairman, President and Chief Executive Officer of Canadian Zinc Corporation since 2003; Chairman of Conquest Resources Limited since 2001; Chairman of Anglesey Mining plc since 1994	November 2001	140,000 common shares
John A. MacPherson British Columbia, Canada Director	Chairman of Mineworks Inc. since 2003; Chairman of Canadian Zinc Corporation from 2000 to June 2003	May 1999	28,000 common shares
Dave Nickerson Northwest Territories, Canada Director

Professional Engineer, Mining consultant, Director, Tyhee Development Corp.; previously Chairman of Northwest Territories Water Board; Member of Parliament, Member of NWT Legislative Assembly; Government Minister; Director of two public companies.

		March 2004	Nil
Alan C. Savage(3) British Columbia, Canada Director	President of Doublestar Resources Ltd., Director of Better Resources Limited and Copper Ridge Exploration Ltd.	June 2003	Nil
David A. Shaw British Columbia, Canada Director	Self employed as an independent consulting geologist; Director of four public companies.	May 2000	Nil
Alan B. Taylor British Columbia, Canada Vice President, Exploration, Chief Operating Officer and Director	Vice President, Exploration of Canadian Zinc Corporation since 1999 and Chief Operating Officer of Canadian Zinc Corporation since March 2004	March 2004	Nil

(2)

The information as to common shares beneficially owned or over which the above-named directors exercise control or directorion, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(3)

Mr. Kearney served as a non-executive director of Q-Entertainment Inc. (TSX: QZR), a technology and entertainment company, from October 1996 to October 31, 1997.  On November 6, 1997, Q-Entertainment Inc. and its U.S. subsidiaries filed for Chapter 11 protection in the United States and subsequently filed for Chapter 7 bankruptcy in the United States Bankruptcy Court (Texas), following which a trustee in bankruptcy was appointed.  Mr. Kearney also served as a non-executive director of McCarthy Corporation plc, the largest shareholder in Q-Entertainment Inc., from July 2000 to March 2003.  In June 2003, McCarthy Corporation plc proposed a voluntary arrangement with its creditors pursuant to the legislation of the United Kingdom.

(4)

Mr. Savage served as a director of  Consolidated Van Anda Gold Ltd., which became the subject of a cease trade order of the Alberta Securities Commission in February 2002.  Mr. Savage resigned as a director of Consolidated Van Anda Gold Ltd. in August 2003

(5)

Dr. Dr. Gayton served as a director of Newcoast Silver Mines Ltd., which became the subject of a cease trade order of the British Columbia Securities Commission in September 2003 and by the Alberta Securities Commission in October 2003 for failure to file financial statements. The order was revoked in October 2003 and March 2004 respectively.

IF ANY OF THE ABOVE NOMINEES IS FOR ANY REASON UNAVAILABLE TO SERVE AS A DIRECTOR, PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR ANOTHER NOMINEE IN THEIR DISCRETION UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS SHARES ARE TO BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS.

The board of directors of the Company does not have an executive committee.  The board of directors of the Company has established an Audit Committee to oversee the retention performance and compensation of the Company’s independent auditors, and to oversee and establish procedures concerning systems of internal accounting and control.  The Audit Committee currently comprises of Robert Gayton, Alan C. Savage and David Shaw.

EXECUTIVE COMPENSATION

The following table  sets forth all annual and long-term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by National Instrument 51-102) in respect of John F. Kearney, the Chief Executive Officer of the Company, Alan Taylor, the Chief Operating Officer of the Company,  and Robert Gayton, the acting Chief Financial Officer of the Company in 2004 (the "Named Executive Officers").  No other executive officers of the Company were in receipt of salaries or bonuses in excess of $150,000 during the financial year ended December 31, 2004.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation
					Awards		Payouts
Name And Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/ SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compen-sation ($)
John F. Kearney Chairman, President and Chief Executive Officer (1)	2004 2003	110,000 105,000	97,500(2) Nil	Nil Nil	Nil 600,000	Nil Nil	Nil Nil	Nil Nil
Robert J. Gayton Acting Chief Financial Officer	2004 2003 2002	19,600(4) 5,625 8,483	Nil Nil Nil	Nil Nil Nil	Nil Nil 200,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Alan B. Taylor Chief Operating Officer (3)	2004	119,750	50,000	Nil	Nil	Nil	Nil	Nil

(1)

Mr. Kearney was appointed Chairman, President and Chief Executive Officer of the Company in July 2003.

(2)

Paid to  a private company controlled by John F. Kearney.

(3)

Mr. Taylor was appointed Chief Operating Officer of the Company in March 2004.

(4)

Included directors fees.

Long-Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities) is paid.

Option/SAR Grants During the Most Recently Completed Financial Year

There were no stock options granted to the Named Executive Officers during the financial year ended December 31, 2004.

Aggregate Option/SAR Exercises During the Most Recently Completed Financial Year and
Financial Year-End Option/SAR Values

The following table sets forth details of all exercises of stock options during the most recently completed financial year by the Named Executive Officers, the number of unexercised options held by the Named Executive Officers at the financial year-end and the value of unexercised in-the-money options on an aggregated basis at the financial year-end.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SARs at Financial Year-End(1) ($) Exercisable/ Unexercisable
John F. Kearney	150,000	$240,000	450,000 / Nil	$166,500 / Nil
Robert J. Gayton	Nil	Nil	Nil	Nil
Alan B. Taylor	Nil	Nil	Nil	Nil

(1)  The closing price of the common shares of the Company on The Toronto Stock Exchange (the "TSX") on   December 31, 2004 was $0.60.

Options and SAR Re-Pricings

There was no re-pricing of stock options under the Company's stock option plan or otherwise during the most recently completed financial year.

Defined Benefit or Actuarial Plan

The Company does not have a defined benefit or actuarial plan.

Termination of Employment, Change in Responsibilities and Employment Contracts

Except as otherwise disclosed herein, the Company and its subsidiaries have no compensatory plan or arrangement in respect of compensation received or that may be received by an executive officer of the Company in the Company's most recently completed or current financial year to compensate such executive officer in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the executive officer the value of such compensation exceeds $100,000.

Composition of Compensation Committee

During 2004, the Compensation Committee consisted of Robert J. Gayton, David Shaw and Alan C. Savage and was responsible for determining the compensation of executive officers of the Company.  During 2004, Robert Gayton served as Acting Chief Financial Officer of the Company.

Report on Executive Compensation

Historically, the compensation of executive officers of the Company has been comprised primarily of cash compensation and the allocation of incentive stock options.  In establishing levels of remuneration and in granting stock options, an executive's performance, level of expertise, responsibilities, length of service to the Company and comparable levels of remuneration paid to executives of other companies of comparable size and development within the industry are taken into consideration.  Interested executives do not participate in reviews, discussions or decisions of the Compensation Committee or the board of directors regarding this remuneration.

The general compensation philosophy of the Company for executive officers, including for the Chief Executive Officer, is to provide a level of compensation that is competitive within the North American marketplace and that will attract and retain individuals with the experience and qualifications necessary for the Company to be successful, and to provide long-term incentive compensation which aligns the interest of executives with those of shareholders and provides long-term incentives to members of senior management whose actions have a direct and identifiable impact on the performance of the Company and who have material responsibility for long-range strategy development and implementation.

The Company's stock option plans are administered by the board of directors of the Company.  The stock option plans are designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to reward individuals for current performance and expected future performance.  Stock option grants are considered when reviewing executive officer compensation packages as a whole.

This report on executive compensation was submitted by the Compensation Committee of the Company, comprising of Robert Gayton, Alan C. Savage and David Shaw.

Compensation of Directors

For the financial year 2004, the Company paid each director, other than executive officers, an annual fee of $8,000 plus $400 for each meeting or committee meeting attended.  An aggregate of $45,893 was earned by directors for their services as directors during 2004.

From time to time, directors may be retained to provide specific services to the Company and will be compensated on a basis to be negotiated.  In 2004 John MacPherson was paid $10,554 for consulting services.

The Company has no plans other than the Company's stock option plans previously referred to herein pursuant to which cash or non-cash compensation was paid or distributed to directors during the most recently completed financial year or is proposed to be paid or distributed in a subsequent year.  Directors are eligible to participate in the stock option plans.  During the financial year ended December 31, 2004, no stock options were granted to directors of the Company.

Insurance

The Company does not currently have any directors’ and officers’ liability insurance or key man insurance.

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return over the last five financial years of the common shares of the Company, assuming a $100 investment in the common shares of the Company on December 31, 1999, with the TSE 300 Index during such period, assuming dividend reinvestment.  The TSE 300 Index was replaced by the S&P/TSX Composite Index on May 1, 2002.  The historical values of the TSE 300 Index and the S&P/TSX Composite Index are identical for the period in question (December 31, 1999 to December 31, 2004).

CUMULATIVE VALUE OF A $100 INVESTMENT AS OF DECEMBER 31

DATA	2000	2001	2002	2003	2004
CZN	100	44	53	334	152
S&P/TSX	100	86	74	92	104

Indebtedness of Directors and Executive Officers

No director or executive officer, or associate or affiliate of any such director or executive officer, is, or at any time, since the beginning of the most recently completed financial year of the Company, was indebted to the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person or proposed director of the Company, or any associate or affiliate of any informed person or proposed director, has had a material interest, direct or indirect, in any transaction of the Company since the commencement of the Company's last fiscal year or in any proposed transaction which has materially affected or would materially affect the Company, other than of payments aggregating $235,312 made to directors and/or corporations controlled by directors representing executive compensation and/or management consulting fees.

MANAGEMENT CONTRACTS

Except as otherwise disclosed herein, no management functions of the Company are performed to any substantial degree by a person other than the directors or executive officers of the Company.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The board of directors and senior management consider good corporate governance to be central to the effective and efficient operation of the Company. The board has confirmed the strategic objective of the Company of exploring and developing the Prairie Creek Property with the intention of developing and mining the deposit.

The TSX has set out a series of guidelines for effective corporate governance (the "TSX Guidelines"). The TSX Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. The TSX requires the disclosure by each listed corporation of its approach to corporate governance with reference to the TSX Guidelines as it is recognized that the unique characteristics of individual corporations will result in varying degrees of compliance.

Set out below is a description of the Company's approach to corporate governance in relation to the TSX Guidelines.

Guideline 1

The board of directors should explicitly assume responsibility for stewardship of the Company.

Comment:

The mandate of the board of directors is to supervise the management of the business and affairs of the Company and, as part of its overall stewardship responsibility, the board of directors assumes responsibility for the following matters:

(a)

Adoption of a Strategic Planning Process

Comment:

The board of directors is charged with taking an early, active and direct role in the strategic planning process, including considering such matters as acquisitions of properties, divestitures of properties, financing and public relations. Management is responsible for the day-to-day operations of the Company, however, the board of directors takes an active role in reviewing projects and corporate direction on a regular basis.  In addition, the board of directors monitors the success of management in implementing and adhering to approved objectives, budgets and strategies.

(b)

Identification of the Principal Risks associated with the Company's Business and Ensuring the Implementation of Appropriate Systems to Manage These Risks

Comment:

Mineral exploration is inherently unpredictable.  Future metal prices, the success of exploration and development programs and permitting activity can have a significant impact on capital requirements and on the company’s business

The board of directors has identified the principal risks of the Company to be, among other things: obtaining of operating permits for the Prairie Creek Project; delays in obtaining such permits; the price of various metals in the international markets; and the affect of metal prices on the ability of the Company to raise the financing required to carry out its exploration, development and permitting activities; and the success of the Company's exploration,  development and permitting activities.

The board of directors has assigned the responsibility for monitoring these risks to the President of the Company.  The board reviews all activities of the President regularly at meetings of the board.

(c)

Succession Planning Including Appointing, Training and Monitoring Senior Management

Comment:

The board of directors makes all senior officer appointments. The board of directors monitors their performance and is responsible for succession planning and management development.

(d)

A Communications Policy for the Company

Comment:

The board of directors has adopted a communications policy which requires the Company to disseminate the material results of its ongoing business and exploration activities and financial operations on a regular and timely basis.  The Company's communications with its shareholders are normally reviewed by the board of directors including annual financial statements, annual reports, management's discussion and analysis of operating results, quarterly results and management's comments thereon, proxy solicitation materials and press releases relating to material changes, except for periodic press releases whether material or not which are reviewed by management only.

(e)

The Integrity of the Company's Internal Control and Management Information Systems

Comment:

Board approval is required for any management decisions which may have a significant impact on the Company, including material acquisitions and dispositions, capital budgets, debt and equity financings, changes to compensation programs and property acquisitions and divestitures.  The directors have determined that it would be appropriate for most of these issues to be considered by the board as a whole rather than by committee unless directors have a conflict of interest.  The only permanent committees of the board are the Audit Committee, which has been formed to review the Company's financial reporting and to monitor the Company's internal controls and financial information systems, and the Compensation Committee.

Generally, the board of directors is expected to meet a minimum of six times each year. In addition, the board of directors meets at other times when matters requiring its approval are raised and the timing is such that it is not prudent or possible to wait for a regularly scheduled or  quarterly meeting.

Guidelines 2 and 3

A majority of the directors should be “unrelated” directors.

Comment:

The board is currently comprised of seven directors.  The board believes that there are currently five "unrelated" directors and two "related" directors within the meaning of the TSX Guidelines.

Pursuant to the TSX Guidelines, an "unrelated" director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholdings.  Based on this definition, five of the directors of the Company are "unrelated" directors and two directors, John F. Kearney and Alan Taylor are considered to be "related" directors, being the Chairman, President and Chief Executive Officer of the Company and the Vice-President and Chief Operating Officer of the Company, respectively.  Prior to December 2004, Robert Gayton was considered to have been a related director as he was the acting Chief Financial Officer of the Company and prior to July 2003,  John MacPherson was considered to have been a related director as he was the Chairman and an employee of the Company.

The TSX Guidelines make an informal distinction between inside and outside directors.  The TSX Guidelines consider an inside director to be a director who is an officer or employee of the Company or any of its affiliates. Each of the "unrelated" directors of the Company is also considered to be an "outside" director of the Company by virtue of the fact he is not an officer or employee of the Company.

Guideline 4

The board of directors should appoint a nominating committee composed exclusively of outside directors with responsibility for proposing new nominees to the board and assessing directors on an ongoing basis.

Comment:

The board of directors determines nominations to the Board. Nominations are generally the result of recruitment efforts by the members of the board and informal and formal discussions with members of the board of directors.  At the present time, the board is made up of five outside and unrelated directors and two inside and related directors. Assessment of the performance of the directors is carried out by the board of directors as a whole on a periodic basis.

Guideline 5

The board of directors should implement a process for assessing the effectiveness of the board as a whole, its committees and the contribution of individual directors.

Comment:

The board of directors reviews, on an ongoing basis, the effectiveness of the board as a whole, and the contribution and effectiveness of individual directors.  The board of directors intends to reconstitute the Audit Committee to consist entirely of outside and unrelated directors.

Guideline 6

The Company should provide an education and orientation program for new members of the board of directors.

Comment:

The Company has an informal orientation and education program for new members of the board of directors prepared by management of the Company in order to ensure that new directors are familiarized with the Company's business and the procedures of the board of directors. In addition, new directors receive copies of board material and other material regarding the business and operations of the Company (including recent annual reports, annual information forms, proxy solicitation materials and various other operating, property and budget reports) and are encouraged to visit and meet with management on a regular basis.

Guideline 7

The board of directors should examine its size to ensure that it facilitates effective decision making.

Comment:

The board of directors will consider its size each year when it passes a resolution determining the number of directors to be elected at each annual meeting of shareholders.  In determining its appropriate size, the board of directors considers such matters as what is the appropriate size to properly administer the affairs of the Company while maintaining a diversity of views and experience.  The board of directors has considered its present size and has determined that at this time seven members is appropriate to effectively carry out the duties of the board of directors given the Company's current status.  Seven nominees are proposed for election to the board at the annual general meeting.

Guideline 8

The board should review the adequacy and form of compensation of directors to ensure that it reflects the responsibilities and risks involved.

Comment:

The Compensation Committee has reviewed the compensation paid to directors based on such factors as time commitment, comparative fees paid by other companies in the industry in North America, level of responsibility and the Company's current cash position and recommended that, for the year 2004 and future years, each outside director of the Company be paid an annual fee of $8,000 paid quarterly plus a fee of $400 for each board or committee meeting attended.  Directors are entitled to participate in the Company's stock option plans and to reimbursement for expenses incurred in attending directors' and shareholders' meetings.

Guideline 9

Committees of the board of directors should be composed of outside directors, a majority of whom are unrelated.

Comment:

The board of directors currently has two subcommittees: an Audit Committee and a Compensation Committee.  The board of directors intends to reconstitute the Audit Committee to consist entirely of outside and unrelated directors.  The Compensation Committee is currently comprised of three outside and unrelated directors, one of whom was previously an inside and related director.  From time to time, the board of directors will form ad hoc committees to consider specific transactions comprised of persons unrelated to the transaction.

Guideline 10

The board of directors should assume responsibility for, or assign to a committee the general responsibility for, the approach to corporate governance issues.

Comment:

The board of directors assumes responsibility for the Company's approach to corporate governance issues.  The board of directors conducts periodic reviews of the Company's corporate governance practices to ensure continued compliance with applicable stock exchange rules and applicable laws including the OSC Guidelines.

Guideline 11

The board of directors and the Chief Executive Officer together should develop position descriptions for the board of directors and the Chief Executive Officer, involving the definition of the limits to management's responsibilities. In addition, the board of directors should approve or develop corporate objectives which the Chief Executive Officer is responsible for meeting.

Comment:

The board of directors responds to and, if it considers appropriate, approves, with such revisions as it may require, corporate objectives and recommended courses of action which have been brought forward by the Chief Executive Officer and management. In addition to those matters which must be approved by the board of directors by law, significant business activities and actions proposed to be taken by the Company are subject to approval by the board of directors.

Annual capital and operating budgets and significant changes thereto, long range plans, major changes in the organizational structure of the Company, annual financial statements, major acquisitions and dispositions, major financing transactions involving the issuance of shares, acquisitions of properties, long term contracts with significant cumulative financial commitments, appointments of senior executive officers, benefit plans, amendments to stock option plans, issuance of stock options and succession plans, are all subject to approval of the board of directors or, where appropriate, a duly authorized committee of the board of directors.

In addition, the board of directors is responsible for overseeing the strategic direction of the Company, monitoring the performance of the Company's assets and assessing opportunities for and risks affecting the Company's business and assessing means to effectively deal with the same.

Guideline 12

The board of directors should have appropriate structures and procedures to ensure that it can function independently of management.

Comment:

In order to ensure that the board of directors can function independently of management, the unrelated directors will, in appropriate circumstances, meet separately from the related directors as an ad hoc subcommittee of the board of directors.  The board of directors reviews its procedures on an ongoing basis to ensure that it can function independently of management.

Guideline 13

The Audit Committee of the board of directors should be comprised only of outside directors. The Audit Committee should have direct communication channels with external auditors.

Comment:

The Audit Committee currently consists of three directors who are outside and unrelated directors, one of whom was previously an inside and related director.   The board of directors intends to reconstitute the Audit Committee to consist entirely of outside, unrelated and independent directors. The Audit Committee reviews the Company's audited financial statements and meets with the Company's management and auditors for purposes of reviewing the Company's audited financial statements. The quarterly financial statements of the Company are reviewed by the Audit Committee before presentation to, and review by, the board. In addition, the Audit Committee is charged with the responsibility of monitoring the integrity of the Company’s internal controls and management information systems.  For the purposes of performing these duties, the members of the Audit Committee have the right, at all times, to inspect all of the books and financial records of the Company and to discuss with management and the auditors of the Company any accounts, records and matters relating to the financial statements of the Company.

Guideline 14

The board of directors should implement a system which enables individual directors to engage outside advisors at the Company's expense, in appropriate circumstances.

Comment:

Individual directors may engage outside advisors at the Company's expense and with the authorization of the board in order to provide advice to the director for the purpose of assisting the director in performing his duties as a director of the Company.

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (December 31, 2004) (a)	Weighted-average exercise price of outstanding options, warrants and rights (December 31, 2004) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (December 31, 2004)
Equity compensation plans approved by securityholders	450,000	$0.23	6,939,494
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	450,000		6,939,494

Following amendments made by the Toronto Stock Exchange to its Company Manual effective January 1, 2005, the Company has implemented amendments to its stock option plan to change the maximum number of common shares which may be made subject to option from time to time from a fixed number to a rolling maximum of 10% of the Company's issued and outstanding share capital at the time of grant.  Currently outstanding options to purchase common shares of the Company will continue to be exercisable and will be governed by and subject to the terms of the amended plan.

Based on the Company's issued and outstanding common shares as at December 31, 2004  6,939,494 common shares were reserved for issuance under the amended stock option plan.

In January 2005 the Board of Directors approved the grant of incentive stock options under the 10% Rolling Stock Option Plan to eleven directors, officers, consultants and service providers for the purchase of a total of 3,650,000 shares in its capital.  The options are exercisable before January 14, 2010 at the price of $0.60 per share.

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the re-appointment of Ellis Foster, as auditors of the Company for the 2005 fiscal year, and to authorize the directors to fix their remuneration.  Ellis Foster were first appointed as auditors of the Company in 1991.  The Company has been informed that Ellis Foster has agreed to merge with Ernst & Young LLP as of May 2, 2005.

ADDITIONAL INFORMATION

Additional information relating to the Company is available under the Company's profile on SEDAR at www.sedar.com and on the Company's website at www.canadianzinc.com.  Financial information is provided in the Company’s Financial Statements and MD & A for the year ended December 31, 2004.

Shareholders may request copies of the Company’s Financial Statements, MD & A, and Annual Information Form by contacting the Company at:

Suite 1202 – 700 West Pender Street

Vancouver, British Columbia V6C 1G8

Tel: (604) 688-2001  Fax: (604) 688-2043

Email: invest@canadianzinc.com

*    *    *    *    *    *    *    *

The contents and sending of this Information Circular have been approved by the directors of the Company.  The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED at Vancouver, British Columbia as of the 5th day of May, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed)	(Signed)
John F. Kearney Chairman, President and Chief Executive Officer	Danesh Varma Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN ZINC CORPORATION

(Signed) John Kearney___________________

President and Chairman

Date:  June 30, 2005